UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024.

Commission File Number 001-39038

EQUINOX GOLD CORP.

(Translation of registrant’s name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-282467).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinox Gold Corp.

Date: October 3, 2024	By	/s/ Susan Toews
Name: Susan Toews
Title: General Counsel

INDEX TO EXHIBITS

Exhibit	Description

99.1	News Release dated October 3, 2024

99.2	Term Sheet dated October 3, 2024